Siliconware Precision Industries Co., Ltd.

No. 123, Sec. 3, Da Fong Road

Tantzu

Taichung, Taiwan, ROC

July 14, 2015

VIA EDGAR

Ms. Amanda Ravitz, Assistant Director

Ms. Kate Maher

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Siliconware Precision Industries Co., Ltd. Form 20-F for the fiscal year ended December 31, 2014 Filed April 27, 2015 File No. 000-30702

Dear Ms. Ravitz and Ms. Maher:

Reference is made to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 30, 2015 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2014 (the “2014 Form 20-F”) of Siliconware Precision Industries Co., Ltd. (the “Company”).

For your convenience, we have included your comments in this response letter in bold italics form and keyed our response accordingly. Please see below for our responses to the Staff’s comments.

Item 4. Information on the Company, page 19

1.	We note from your press release dated January 28, 2015 that you present a breakdown of your revenue by end applications, such as Communication, Computing, Consumer and Memory. In your future filings, please consider including similar disclosure regarding a breakdown of total revenues by category of activity. Please refer to Item 4.B.2 of Form 20-F.

In addition to the revenue breakdown by different types of services and geographic areas which have been included in the 2014 Form 20-F, the Company confirms that the following disclosure will be included in future filings of its Form 20-F under “Item 4. Information on the Company”:

The following table shows, for the periods indicated, the amount and percentage of our revenues by categories of end applications of the products which we packaged and tested:

	Years Ended December 31,
	2012		2013		2014
	NT$	%	NT$	%	NT$	%
	(in millions, except percentages)
Communication	31,725	49.1	41,612	60.0	52,335	63.0
Computing	9,365	14.5	10,001	14.4	10,115	12.2
Consumer	16,975	26.2	14,554	21.0	17,297	20.8
Memory	6,589	10.2	3,189	4.6	3,323	4.0
Total net operating revenues	64,655	100.0	69,356	100.0	83,071	100.0

2.	We note from your disclosure under “Intellectual Property” on page 28 that you license the technology for your ball grid array packages from Freescale and that the license expires in December 2015. We also see your disclosure under Item 10.C on page 59 that you consider that license agreement to be a material contract. With a view towards revised disclosure, please tell us whether there are any known trends that may arise from the expiration of this license. Please refer to Item 5.D of Form 20-F.

The Staff’s comment is well noted. The Company continues to review its contracts to determine whether they remain material from the perspective of the Company’s operations and financial condition. At the time of the filing of the 2014 Form 20-F, the Company concluded that its license agreement with Freescale (the “License Agreement”) was material. The Company, however, respectfully advises the Staff that it does not intend to renew the License Agreement upon the expiration of its contractual term based on the fact that the key patents in the portfolio of patents for the ball grid array technology that the Company has licensed from Freescale under the License Agreement will have all expired by the expiration date of the License Agreement in December 2015. In addition, the Company respectfully confirms to the Staff that the expiration and non-renewal of the License Agreement will not result in a negative effect on the Company’s business, financial condition or results of operations.

The Company, therefore, respectfully requests that no amendments to the 2014 Form 20-F be required and, instead, confirms that all references to the materiality of the License Agreement will be deleted from the Company’s future Form 20-F filings.

Item 5. Operating and Financial Review and Prospects, page 32

3.	We note your disclosure on page 19 that testing and other revenues accounted for approximately 22.4% of your revenues in 2014. In your future filings, please include the disclosures required by Item 5.A of Form 20-F with regard to your testing and other revenues.

The Staff’s comment is well noted. The Company agrees with the Staff that adequate disclosure in respect of a significant contributing operating factor such as the Company’s testing and other revenues in 2014 is required pursuant to the requirements of Item 5.A of Form 20-F. As such, the Company confirms with the Staff that in the Company’s future filings of annual reports on Form 20-F, the Company will include discussions of the constituting components of testing and other revenues and their respective contributing factors in respect of an increase or a decrease in each of such components during a comparison period.

*        *        *

In connection with the response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +886 (4) 2534-1525 or by e-mail to evachen@spil.com.tw.

Sincerely,

/s/ Eva Chen
Eva Chen
Chief Financial Officer